FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ SHMA DUMOULIN By SHMA DUMOULIN SECRETARY

Date: 05 February, 2009
                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 05 February, 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 22 January 2009 entitled ‘Notice of Results’

Exhibit 2:     Stock Exchange Announcement dated 26 January 2009 entitled ‘Unilever Moves into Premium Hair Care’

Exhibit 1:     Stock Exchange Announcement dated 22 January 2009 entitled ‘Notice of Results’

ANNOUNCEMENT OF UNILEVER RESULTS
FOURTH QUARTER AND FULL YEAR 2008
An announcement by the Directors of Unilever of the final ordinary dividends for 2008 and the results for the last quarter and full year 2008 will be made at 07.00 hours (08.00 hours CET) on Thursday 5 February 2009.

Exhibit 2:     Stock Exchange Announcement dated 26 January 2009 entitled ‘Unilever Moves into Premium Hair Care’

                                                          UNILEVER
MOVES INTO PREMIUM HAIR CARE

Unilever to buy TIGI product business and
Advanced Education Academies for $411.5 million in Cash

January 26, 2009 -
 Unilever, one of the world's largest consumer goods companies, announced today that it has signed an agreement to acquire the global TIGI professional hair product business and its supporting advanced education academies for a cash consideration of $411.5 million.

Vindi Banga, Unilever President, Foods, Home & Personal Care, said, "This is an exciting acquisition for Unilever. It illustrates our determination to actively manage our portfolio in line with our stated strategic priorities, including a focus on personal care and higher growth areas.

"We already have a strong position in daily hair care and adding the salon brands will further build our position in the hair category. We can bring our world-class R&D expertise to it and offer greater opportunity for geographical expansion. TIGI's strength in styling, and its fashion and beauty expertise will also help us raise the bar on innovation for our existing hair brands."

Upon completion of the transaction, TIGI will operate as a stand-alone Global Business Unit within Unilever, reporting to Michael B. Polk, President, Unilever Americas.

Bruno Mascolo of TIGI, said, "We are excited to join the Unilever family. We have always been passionate about people, so to be able to advance the industry through our products and education by using Unilever's impressive resources, while continuing to involve those who have made us successful - customers and employees - is very gratifying. We look forward to our future together."

TIGI's major brands include Bed Head®, Catwalk® and S-Factor®. TIGI has operations in the
United States
,
United Kingdom
,
Italy
,
Germany
 and
Australia
, employs about 550 people and in 2008, had worldwide sales of approximately $250 million, with almost half coming from the
United States
.

Subject to regulatory approval, the deal is expected to be completed by the end of March 2009.

-ends-

Notes:
  The consideration of $411.5 million is made on a cash and debt free basis. In addition, further limited payments related to future growth may be made contingent upon meeting certain thresholds.

  Launched in 1986, TIGI haircare products are sold worldwide primarily to and through hair salons.

  The professional hair products company has been owned and run by Bruno, Guy and Anthony Mascolo, creators of Toni & Guy - with their other brother Toni - who are Chief Executive Officer, Chairman of the Board, and Worldwide Creative Director of TIGI respectively.

  The three brothers are world-renowned hair stylists, whose TIGI haircare products have become synonymous with the latest styles and products in salons. An exclusive consulting agreement has been made with Anthony and Bruno. Anthony will continue to work in the business in his creative role and Bruno will continue to be an adviser.

  This transaction does not include the Toni & Guy salon business.

  Unilever currently offers consumers leading hair care brands like Dove, Axe for Men, Suave and Sunsilk in the
  US
  , as well as others such as Clear elsewhere in the world

Contacts:
Unilever Media Relations
Unilever
US
:                Anita Larsen                              +1 201 894 7760
Unilever London:          Trevor Gorin                              + 44 20 7822 6010
Unilever Rotterdam:     Gerbert van Genderen-Stort     + 31 10 217 4844

Unilever Investor Relations
Unilever London:                                                            +44 207 822 6830

Safe
Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Knorr, Lipton, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174 000 employees in approaching 100 countries and generated annual sales of €40 billion in 2007. For more information about Unilever and its brands, visit
www.unilever.com
.

About TIGI

http://www.tigihaircare.com

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.